# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: James River Group Holdings, Ltd., CIK 0001620459
CUSIP: GR5005R107
Title of class of securities: Common Shares, par value $0.0002
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-131716
Filed by CIK 0001363829

## Reporting persons
- Enstar Group Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 2,590,765; sole dispositive power 0; shared dispositive power 2,590,765; aggregate amount beneficially owned 2,590,765 (5.6% of the class)
  Comment: The percentage set forth in row (11) is calculated based upon 45,922,507 shares of the Issuer's Common Stock issued and outstanding as of September 3, 2025, as disclosed in the proxy statement on Form DEF 14A filed by the Issuer on September 17, 2025.
- Elk Insurance Holdings, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,590,765; sole dispositive power 0; shared dispositive power 2,590,765; aggregate amount beneficially owned 2,590,765 (5.6% of the class)
  Comment: The percentage set forth in row (11) is calculated based upon 45,922,507 shares of the Issuer's Common Stock issued and outstanding as of September 3, 2025, as disclosed in the proxy statement on Form DEF 14A filed by the Issuer on September 17, 2025.

## Item 1. Issuer
Name of issuer: James River Group Holdings, Ltd.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, D0, HM 11

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Enstar Group Limited ("Enstar") and Elk Insurance Holdings, LLC ("Elk Insurance").
Address of principal business office or, if none, residence:
The principal business address of Enstar is as follows:
A.S. Cooper Building, 4th Floor
26 Reid Street
Hamilton, Bermuda HM 11

The principal business address of Elk Insurance is as follows:
2100 McKinney Avenue, Suite 1500
Dallas, TX 75201
Citizenship: Enstar is organized under the laws of Bermuda. Elk Insurance is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, Cavello Bay Reinsurance Limited ("Cavello Bay") beneficially owns 2,590,765 shares of Common Stock of the Issuer. Cavello Bay is a wholly-owned subsidiary of Enstar, which is indirectly controlled by Elk Insurance. The sole shareholder of Enstar is Elk Bidco Limited. The sole owner of the ordinary shares of Elk Bidco Limited is Elk Parent Limited, which is wholly owned by Elk Intermediate Holdings, LLC, which is in turn wholly owned by Elk Topco, LLC. Elk Insurance Holdings owns 100% of the voting non-economic interests in Elk Topco, LLC. As a result, Elk Insurance and certain intermediate holding companies set forth below under Item 7 may be deemed to beneficially own all of these shares. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class: 5.6% (based upon 45,922,507 shares of the Issuer's Common Stock issued and outstanding as of September 3, 2025, as disclosed in the proxy statement on Form DEF 14A filed by the Issuer on September 17, 2025).
Sole power to vote or to direct the vote: See Item 5 of each cover page, which is hereby incorporated by reference.
Shared power to vote or to direct the vote: See Item 6 of each cover page, which is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page, which is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page, which is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary:

Elk Topco, LLC
Elk Intermediate Holdings, LLC
Elk Parent Limited
Elk Bidco Limited
Enstar Group Limited
Kenmare Holdings Ltd.
Cavello Bay Reinsurance Limited

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Enstar Group Limited: /s/ Audrey Taranto, Audrey Taranto/General Counsel (11/13/2025)
- Elk Insurance Holdings, LLC: /s/ A. Michael Muscolino, A. Michael Muscolino/Managing Member (11/13/2025)